

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

James Koh
Chief Executive Officer
BlueOne Card, Inc.
4695 MacArthur Court
Suite 1100
Newport Beach, CA 92660

> **Re: BlueOne Card, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2021**
> **File No. 333-259222**

Dear Mr. Koh :

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jennifer López at 202-551-3792 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services